Filed Pursuant to Rule 424(b)(3)
Registration No. 333-107976

$350,000,000

LSI LOGIC CORPORATION

4.00% Convertible Subordinated Notes Due 2010 and
the Common Stock Issuable Upon Conversion of the Notes

          We issued the notes in a private placement in May 2003. This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

          We will pay interest on the notes on May 15 and November 15 of each year. The first interest payment was made on November 15, 2003.

          You may convert the notes into shares of our common stock at an initial conversion rate of 74.5156 shares per $1,000 principal (representing an initial conversion price of approximately $13.42), subject to adjustment as set forth in this prospectus.

          We may not redeem the notes prior to their maturity. In the event of a fundamental change, as described in this prospectus, holders of the notes may require us to repurchase all or part of their notes.

          The notes are subordinated in right of payment to all of our existing and future senior indebtedness.

          The notes are not listed on any securities exchange or included in any automated quotation system. Our common stock is quoted on the New York Stock Exchange Composite Tape under the symbol “LSI.” On April 21, 2004, the last reported sale price for our common stock on the New York Stock Exchange Composite Tape was $8.77 per share.

          The securities offered hereby involve a high degree of risk.

          See “Risk Factors” beginning on page 5.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated April 27, 2004

-i-

SUMMARY

          This summary contains basic information about us and this offering. Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the notes thereto before making an investment decision. Documents incorporated by reference form an integral part of this prospectus. When used in this prospectus, unless otherwise stated, the terms “we,” “our” and “us” refer to LSI Logic Corporation and its subsidiaries.

LSI Logic Corporation

          We are a leader in the design, development, manufacture, and marketing of complex, high-performance integrated circuits and storage systems. We are focused on four markets: communications, consumer products, storage components and storage systems. Our integrated circuits are used in a wide range of communication devices, including devices used for wireless and broadband data networking applications. We also provide other types of integrated circuit products and board-level products for use in consumer applications, high-performance storage controllers and systems for storage area networks.

          We operate in two segments — the Semiconductor segment and the Storage Systems segment — in which we offer products and services for a variety of electronic systems applications. Our products are marketed primarily to original equipment manufacturers (“OEMs”) that sell products targeted for applications in our major markets.

          For the year ended December 31, 2003, revenues from the Semiconductor segment were $1,270 million (75% of total consolidated revenues) and the loss from operations was $296 million. In the Semiconductor segment, we use advanced process technologies and comprehensive design methodologies to design, develop, manufacture and market highly complex integrated circuits (“ICs”). These systems-on-a-chip solutions include both application specific integrated circuits, commonly referred to as ASICs, and standard products. Semiconductor segment product offerings also include redundant array of independent disks (“RAID”) host bus adapters and related products and services. ASICs are designed for specific applications defined by the customer, whereas standard products are for market applications that we define.

          We have developed methods of designing integrated circuits based on a library of building blocks of industry-standard electronic functions, interfaces, and protocols. Among these is our CoreWare® design methodology. Our advanced submicron manufacturing process technologies allow our customers to combine one or more CoreWare library elements with memory and their own proprietary logic to integrate a highly complex, system-level solution on a single chip. We have developed and use complementary metal oxide semiconductor (“CMOS”) process technologies to manufacture our integrated circuits.

          For the year ended December 31, 2003, revenues from the Storage Systems segment were $423 million (25% of total consolidated revenues) and the income from operations was $23 million. In the Storage Systems segment, our enterprise storage systems are designed, manufactured, and sold by our wholly owned subsidiary — LSI Logic Storage Systems, Inc. Our high-performance, highly scalable open storage area network systems and storage solutions are available through leading OEMs and a specialized network of resellers. Products and solutions distributed through these channels may exclude LSI Logic Storage Systems’ brand identification. When included, LSI Logic Storage Systems’ brand identity may appear alone or in tandem with OEM brand identification.

          We were incorporated in California in 1980 and reincorporated in Delaware in 1987. Our principal offices are located at 1621 Barber Lane, Milpitas, California 95035, and our telephone number at that location is (408) 433-8000. Our home page on the Internet is at www.lsilogic.com. The information contained on our website is not incorporated into this prospectus.

Recent Developments

          In November 2003, the Company announced its intention to separate the Storage Systems segment and create an independent storage systems company. On February 19, 2004, LSI Logic Storage Systems, Inc. filed a registration statement on Form S-1 with the Securities and Exchange Commission for the initial public offering of its common stock.

The Offering

Securities Offered	$350,000,000 principal amount of 4% Convertible Subordinated Notes due 2010.

Maturity Date	May 15, 2010.

Interest	The notes bear interest at an annual rate of 4% on the principal amount, payable semi-annually in arrears on May 15 and November 15 of each year.

Conversion	You may convert the notes into shares of our common stock at a conversion rate of 74.5156 shares per $1,000 principal amount of the notes (representing an initial conversion price of approximately $13.42) subject to adjustment in specified events.

For a discussion of the conversion rate adjustment provisions of the notes, see the subsection entitled “Description of the Notes — Conversion of Notes” below.

Subordination	The notes are subordinated to all existing and future senior indebtedness and are effectively subordinated to all of the indebtedness and other liabilities (including trade and other payables) of our subsidiaries. As of December 31, 2003, we had approximately $567,000 of indebtedness outstanding that would have constituted senior indebtedness and our subsidiaries had approximately $125 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (including trade and other payables, but excluding intercompany liabilities). Additionally, as of December 31, 2003, we had approximately $490 million of outstanding notes that have substantially the same subordination provisions as the notes registered by the registration statement related to this prospectus. The indenture governing the notes does not limit the amount of indebtedness, including senior indebtedness, that we and our subsidiaries may incur.

Sinking Fund	None.

Redemption	We may not redeem the notes prior to their maturity.

Fundamental Change	If a fundamental change (as described in this prospectus) occurs prior to maturity, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

Listing of Common Stock	The Common Stock is listed on the New York Stock Exchange Composite Tape under the symbol “LSI.”

RISK FACTORS

          You should read the “Risk Factors” section, beginning on page 5 of this prospectus, so that you understand this risks associated with an investment in the notes.

Ratio of Earnings to Fixed Charges

          The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended December 31,
	1999	2000	2001	2002	2003
Ratio of earnings to fixed charges	5.3	8.7	—	—	—

          These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing:

•	earnings before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by,

•	fixed charges, which includes interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of the debt issuance costs.

          For our fiscal year ended December 31, 2001, 2002 and 2003 earnings were inadequate to cover fixed charges by $1,028 million, $288 million and $282 million, respectively.

RISK FACTORS

          Before you invest in the notes, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the notes. The risks set out below are not the only risks we face.

          If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the notes could decline, and you may lose all or part of your investment.

          Keep these risk factors in mind when you read “forward-looking” statements elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. These are statements that relate to our expectations for future events and time periods. Generally, the words, “anticipate”, “expect”, “intend” and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

Risks Related to Our Business

          A general economic weakness may further reduce our revenues. The semiconductor industry is cyclical in nature and is characterized by wide fluctuations in product supply and demand. Since 2001, our financial condition and results of operations have been significantly adversely affected by the weakness in the U.S. economy. While we are unable to quantify the effect that the weakened U.S. economy has had on our financial condition and results of operations, we note, for example, that our revenue declined from approximately $2.7 billion in 2000 to approximately $1.8 billion in 2001, and from approximately $1.8 billion in 2002 to approximately $1.7 billion in 2003. In addition, we had net income of approximately $237 million in 2000 compared with net loss of approximately $992 million in 2001, and our net loss increased from approximately $292 million in 2002 to approximately $309 million in 2003. Our results of operations are becoming increasingly dependent on the global economy. Any geopolitical factors such as additional terrorist activities, armed conflict or global health conditions may adversely affect the global economy, which may affect our recovery in 2004 and adversely impact our operating results and financial condition. In addition, goodwill and other long-lived assets could be impacted by a further decline in revenues because an impairment is measured based upon estimates of future cash flows. These estimates include assumptions about future conditions within our company and industry.

     LSI Logic Storage Systems, Inc., which consists of our Storage Systems segment, represents a significant portion of our business, and an initial public offering, sale or spin-off of the Storage Systems segment, may cause our operating results to suffer and may cause net revenues and income to decline. LSI Logic Storage Systems, Inc. represents a significant portion of our business, and it is currently reported as a separate segment in our consolidated financial statements. For the fiscal years ended 2003, 2002 and 2001, the Storage Systems segment represented 25%, 18% and 12% of our revenues, respectively. In addition, the Storage Systems segment has recently been profitable, while the Semiconductor segment has not. For the year ended 2003, the Storage Systems segment accounted for an income from operations of $23 million, in contrast to a loss from operations of $296 million for the Semiconductor segment.

          If we engage in another transaction that results in Storage Systems no longer being a subsidiary of the Company, the Storage Systems segment’s financial results, including its net revenues and net income, will no longer be included in the Company’s consolidated financial statements. Consequently, our financial results may be harmed as a result of a spin-off of the currently-profitable Storage Systems business, which may cause our stock price to decline. Accordingly, the historical consolidated financial information for the Company may not necessarily reflect the financial position, results of operations and cash flows after Storage Systems ceases to be a subsidiary. In addition, after the possible spin-off, each company would be more vulnerable to the cyclical nature of each of their respective industries as a result of their focus on only one industry segment.

     The separation and possible IPO, sale or spin-off of LSI Logic Storage System, Inc., from the Company is a substantial undertaking that may disrupt the Company’s ongoing business and may increase expenses, which may affect the Company’s results of operations or financial condition. The planning and implementation of the separation of LSI Logic Storage Systems from the Company, and the possible initial public offering of the subsidiary’s common stock to the public and the potential and spin-off of the subsidiary to the Company’s stockholders will require the substantial dedication of management resources. Furthermore, we expect to incur significant expenses in future periods related to the separation. We have not yet made any adjustments to our historical financial information to reflect the significant changes that may occur in our cost structure, funding and operations as a result of the separation. In addition, the efforts required to separate LSI Logic Storage Systems from us may disrupt our ongoing business activities, may result in employee distraction and may harm LSI Logic Storage Systems’ and our ability to attract, retain and motivate key employees. If any of the foregoing occurs, our results of operations or financial condition would suffer.

          We operate in highly competitive markets. The Semiconductor and Storage Systems segments in which we conduct business are characterized by rapid technological change, short product cycles and evolving industry standards. We believe our future success depends, in part, on our ability to improve on existing technologies and to develop and implement new ones in order to continue to reduce semiconductor chip size and improve product performance and manufacturing yields. We must also be able to adopt and implement emerging industry standards in a timely manner and to adapt products and processes to technological changes. If we are not able to implement new process technologies successfully or to achieve volume production of new products at acceptable yields, our operating results and financial condition may be adversely impacted.

          Our competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources than we do. Several major diversified electronics companies offer ASIC products and/or other standard products that are competitive with our product lines. Other competitors are specialized, rapidly growing companies that sell products into the same markets that we target. Some of our large customers may develop internal design and production capabilities to manufacture their own products, thereby displacing our products. There is no assurance that the price and performance of our products will be superior relative to the products of our competitors. As a result, we may experience a loss of competitive position that could result in lower prices, fewer customer orders, reduced revenues, reduced gross profit margins and loss of market share.

          Our new products may not achieve market acceptance. We introduce many new products each year. We must continue to develop and introduce new products that compete effectively on the basis of price and performance and that satisfy customer requirements. We continue to emphasize engineering development and acquisition of CoreWare building blocks and integration of our CoreWare libraries into our design capabilities. Our cores and standard products are intended to be based upon industry standard functions, interfaces and protocols so that they are useful in a wide variety of systems applications. Development of new products and cores often requires long-term forecasting of market trends, development and implementation of new or changing technologies and a substantial capital commitment. We cannot provide assurance that the cores or standard products that we select for investment of our financial and engineering resources will be developed or acquired in a timely manner or will enjoy market acceptance.

          We operate highly complex and costly manufacturing facilities. Our wafer fabrication site located in Gresham, Oregon is a highly complex, state-of-the-art facility. In addition, we own our Storage Systems manufacturing facility in Wichita, Kansas. The manufacture and introduction of our products is a complicated process. We continually strive to implement the latest process technologies and manufacture products in a clean and tightly controlled environment. We confront challenges in the manufacturing process that require us to:

•	maintain a competitive manufacturing cost structure;

•	implement the latest process technologies required to manufacture new products;

•	exercise stringent quality control measures to ensure high yields;

•	effectively manage the subcontractors engaged in the wafer fabrication, test and assembly of products; and

•	update equipment and facilities as required for leading edge production capabilities.

          We outsource a substantial portion of wafers manufactured. The Company has consolidated its internal semiconductor manufacturing in Gresham, Oregon. The Company has developed outsourcing arrangements for the manufacture of some of its products based on process technology that is unique to the supplier. There is no assurance that the third party manufacturer will be able to produce and deliver wafers that meet the Company’s specifications or that it will be able to provide successfully the process technology it has committed. If the third party is not able to deliver products and process technology on a timely and reliable basis, the Company’s results of operations could be adversely affected.

          We have significant capital requirements to maintain and grow our business. We continue to make significant investments in our facilities and capital equipment, and, as a result, our fixed costs for manufacturing remain high. We also seek to obtain access to advanced manufacturing capacities through strategic supplier alliances with wafer foundries. In general, we seek to optimally allocate the manufacture of our products between our facilities and those of our foundry suppliers. Nonetheless, a high level of capital expenditures in our facilities results in relatively high fixed costs. If demand for our products does not absorb the available capacity, the fixed costs and operating expenses related to our production capacity could have a material adverse impact on our operating results and financial condition.

          We finance our capital expenditure needs from operating cash flows, bank financing and capital market financing. As of December 31, 2003, we had convertible notes outstanding of approximately $840 million. Also as of December 31, 2003, we have two operating leases financed by several commercial banks. We may need to seek additional equity or debt financing from time to time and cannot be certain that additional financing will be available on favorable terms. Moreover, any future equity or equity-linked financing may dilute the equity ownership of existing stockholders.

          We are exposed to fluctuations in foreign currency exchange rates. We have some exposure to fluctuations in foreign currency exchange rates. We have international subsidiaries and distributors that operate and sell our products globally. We routinely hedge these exposures in an effort to minimize the impact of currency fluctuations. However, we may still be adversely affected by changes in foreign currency exchange rates or declining economic conditions in these countries.

          We procure parts and raw materials from limited domestic and foreign sources. We do not maintain an extensive inventory of parts and materials for manufacturing. We purchase a portion of our requirements for parts and raw materials from a limited number of sources, primarily from suppliers in Japan and their U.S. subsidiaries, and we obtain other material inputs on a local basis. There is no assurance that, if we have difficulty in obtaining parts or materials in the future, alternative suppliers will be available, or that these suppliers will provide parts and materials in a timely manner or on favorable terms. As a result, we may be adversely affected by delays in product shipments. If we cannot obtain adequate materials for manufacture of our products, there could be a material adverse impact on our operating results and financial condition.

          We are dependent on a limited number of customers. We have a highly concentrated customer base and we are increasingly dependent on a limited number of customers for a substantial portion of revenues as a result of our strategy to focus our marketing and selling efforts on select, large-volume customers. Sony and IBM represented 13% and 15%, respectively, of our total consolidated revenues for the year ended December 31, 2003.

          Our operating results and financial condition could be significantly affected if:

•	we do not win new product designs from major existing customers;

•	major customers reduce or cancel their existing business with us;

•	major customers make significant changes in scheduled deliveries; or

•	there are declines in the prices of products that we sell to these customers.

          We utilize indirect channels of distribution over which we have limited control. We derive a material percentage of product revenues from independent reseller and distributor channels. Our financial results could be adversely affected if our relationship with these resellers or distributors were to deteriorate or if the financial condition of these resellers or distributors were to decline. Given the current economic environment, the risk of distributors going out of business is significantly increased. In addition, as our business grows, we may have an increased reliance on indirect channels of distribution. There can be no assurance that we will be successful in maintaining or expanding these indirect channels of distribution. This could result in the loss of certain sales opportunities. Furthermore, the partial reliance on indirect channels of distribution may reduce our visibility with respect to future business, thereby making it more difficult to accurately forecast orders.

          Our operations are affected by cyclical fluctuations. The Semiconductor and Storage Systems segments in which we compete are subject to cyclical fluctuations in demand. The Semiconductor industry has in the past experienced periods of rapid expansion of production capacity followed by periods of significant downturn. Even when the demand for our products remains constant, the availability of additional excess production capacity in the industry creates competitive pressure that can degrade pricing levels, which can reduce revenues. Furthermore, customers who benefit from shorter lead times may defer some purchases to future periods, which could affect our demand and revenues in the short term. As a result, we may experience downturns or fluctuations in demand in the future and experience adverse effects on our operating results and financial condition.

          We engage in acquisitions and alliances giving rise to economic and technological risks. We are continually exploring strategic acquisitions that build upon our existing library of intellectual property, human capital and engineering talent, and increase our leadership position in the markets where we operate. We did not complete any material acquisitions or alliances in 2003. We completed two acquisitions in 2002 and two acquisitions in 2001. Mergers and acquisitions of high-technology companies bear inherent risks. No assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition. We must manage any growth effectively. Failure to manage growth effectively and to integrate acquisitions could adversely affect our operating results and financial condition.

          In addition, we intend to continue to make investments in companies, products and technologies through strategic alliances. Investment activities often involve risks, including the need to acquire timely access to needed capital for investments related to alliances and to invest in companies and technologies that contribute to the growth of our business.

          The price of our securities may be subject to wide fluctuations. Our stock has experienced substantial price volatility, particularly as a result of quarterly variations in results, the published expectations of analysts and announcements by our competitors and us. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many technology companies and that have often been unrelated to the operating performance of such companies. The price of our securities may also be affected by general global, economic and market conditions. While we cannot predict the individual effect that these and other factors may have on the price of our securities, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time. These fluctuations in our stock price also impact the price of our outstanding convertible securities and the likelihood of the convertible securities being converted into cash or equity. If our stock price is below the conversion price of our convertible bonds on the date of maturity, they may not convert into equity and we may be required to redeem the convertible securities for cash. However, in the event they do not convert to equity, we believe that our current cash position and expected future operating cash flows will be adequate to meet these obligations as they mature.

          We may rely on capital and bank markets to provide liquidity. In order to finance strategic acquisitions, capital assets needed in our manufacturing facilities and other general corporate needs, we may rely on capital and bank markets to provide liquidity. Historically, we have been able to access capital and bank markets, but this does not necessarily guarantee that we will be able to access these markets in the future or at terms that are acceptable to us. The availability of capital in these markets is affected by several factors, including geopolitical risk, the interest rate environment and the condition of the economy as a whole. In addition, our own operating performance, capital structure and expected future performance impact our ability to raise capital. We believe that our current cash, cash equivalents, short-term investments and future cash provided by operations will be sufficient to fund our needs in the foreseeable future. This includes repaying our existing convertible debt when due. However, if our operating performance falls below expectations, we may need additional funds.

          We design and develop highly complex cell-based ASICs. As technology advances to 0.13 micron and smaller geometries, there are increases in the complexity, time and expense associated with the design, development and manufacture of ASICs. We must incur substantial research and development costs to confirm the technical feasibility and commercial viability of any ASIC products that in the end may not be successful. Therefore, the Company cannot guarantee that any new ASIC products will result in market acceptance.

          Our global operations expose the Company to numerous international business risks. We have substantial business activities in Asia and Europe. Both manufacturing and sales of our products may be adversely impacted by changes in political and economic conditions abroad. A change in the current tax laws, tariff structures, export laws, regulatory requirements or trade policies in either the United States or foreign countries could adversely impact our ability to manufacture or sell our products in foreign markets. Moreover, a significant decrease in sales by our customers to end users in either Asia or Europe could result in a decline in orders.

          We subcontract wafer manufacturing, test and assembly functions to independent companies located in Asia. A reduction in the number or capacity of qualified subcontractors or a substantial increase in pricing could cause longer lead times, delays in the delivery of products to customers or increased costs.

          The high technology industry in which we operate is prone to intellectual property litigation. Our success is dependent in part on our technology and other proprietary rights, and we believe that there is value in the protection afforded by our patents, patent applications and trademarks. The Company has a program whereby it actively protects its intellectual property by acquiring patent and other intellectual property rights. However, the industry is characterized by rapidly changing technology and our future success depends primarily on the technical competence and creative skills of our personnel.

          As is typical in the high technology industry, from time to time we have received communications from other parties asserting that certain of our products, processes, technologies or information infringe upon their patent rights, copyrights, trademark rights or other intellectual property rights. We regularly evaluate such assertions. In light of industry practice, we believe, with respect to existing or future claims that any licenses or other rights that may be necessary can generally be obtained on commercially reasonable terms. Nevertheless, there is no assurance that licenses will be obtained on acceptable terms or that a claim will not result in litigation or other administrative proceedings. Resolution of whether the Company’s product or intellectual property has infringed on valid rights held by others could have a material adverse effect on the Company’s financial position or results of operations and may require material changes in production processes and products.

          The Company is currently involved in several patent litigation matters. See “Legal Matters” in Note 13 (“Commitments and Contingencies”) of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 incorporated herein by reference.

          Our manufacturing facilities may not achieve desired margins. Anticipated production rates of our Gresham manufacturing facility depend upon the reliable operation and effective integration of a variety of hardware and software components. There is no assurance that all of these components will be fully functional or successfully integrated on time or that the facility will achieve the forecasted yield targets. The capital expenditures required to bring the facility to full operating capacity may be greater than we anticipate and result in lower margins.

          Our manufacturing facilities are subject to disruption. Operations at any of our primary manufacturing facilities, or at any of our wafer fabrication, test and assembly subcontractors, may be disrupted for reasons beyond our control, including work stoppages, fire, earthquake, tornado, floods or other natural disasters, which could have a material adverse effect on the Company’s financial position or results of operation.

          We must attract and retain key employees in a highly competitive environment. Our employees are vital to our success and our key management, engineering and other employees are difficult to replace. We do not generally have employment contracts with our key employees. Despite the economic slowdown of the last few years, competition for certain key technical and engineering personnel remains intense. Our continued growth and future operating results will depend upon our ability to attract, hire and retain significant numbers of qualified employees.

Risks Related to the Offering

     Our indebtedness and debt service obligations may adversely affect our cash flow and we will be permitted to incur additional indebtedness in the future. We intend to fulfill our debt service and repayment obligations both from cash generated by our operations and from our cash and investments. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our debt service obligations, we may have to delay or curtail research and development programs.

          Our current and future indebtedness could have significant additional negative consequences, including:

•	requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources; and

•	affecting our abilities to make interest payments on our indebtedness, including the notes.

     The notes are subordinated and we may incur additional debt. The notes are unsecured and subordinated in right of payment in full to all of our existing senior indebtedness. As a result, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. After retiring our senior indebtedness, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

          The notes are our exclusive obligations and our corporate structure results in substantial structural subordination of the notes. Since almost all of our operations are conducted through subsidiaries, our cash flow and ability to service debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. Our subsidiaries are separate legal entities and have no obligation to make any payments on the notes or to make any funds available for payment on the notes. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

          The indenture does not prohibit or limit us from incurring senior indebtedness or incurring other indebtedness and other liabilities. As of December 31, 2003, we had approximately $567,000 of indebtedness outstanding that would have constituted senior indebtedness, and our subsidiaries had approximately $125 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (including trade and other payables, but excluding intercompany liabilities). We have also fully drawn the $395 million available under our operating leases, of which $384 million was cash collateralized as of December 31, 2003. Under the terms of the lease agreements, we are also required to maintain unrestricted cash reserves of no less than $350 million. Additionally, as of December 31, 2003, we had approximately $490 million of outstanding notes that have substantially the same subordination provisions as the notes registered by the registration statement related to this prospectus. We anticipate that from time to time we will incur additional senior indebtedness. We and our subsidiaries will also from time to time incur other additional indebtedness and liabilities. See “Description of the Notes — Subordination.”

     We may not be able to repurchase the notes upon a fundamental change. Upon a fundamental change, which includes certain types of change in control transactions in which the holder of the notes does not receive, upon conversion of the notes, securities where all or substantially all of such securities are traded on a national securities exchange or the Nasdaq National Market, each holder of notes will have certain rights, at the holder’s option, to require us to repurchase all or a portion of such holder’s notes. If a fundamental change were to occur, we may not have sufficient funds to pay the repurchase price for all notes tendered by the holders. In such case, our failure to repurchase tendered notes would constitute an event of default under the indenture and may constitute a default under the terms of other indebtedness that we may enter into from time to time. In such circumstances or if the occurrence of a fundamental change or the triggering of repurchase rights as a result of a fundamental change could constitute an event of default under our senior indebtedness, the subordination provisions in the indenture would restrict or prohibit payments to the holders of notes. The term “fundamental change” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition, nor would the requirement that we offer to repurchase the notes upon a fundamental change necessarily protect holders of the notes if we engaged in a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the Notes — Repurchase at Option of the Holder.”

     Our stock price has been volatile and is likely to remain volatile, which may adversely affect the price of the notes and our common stock. Our stock has experienced substantial price volatility, particularly as a result of quarterly variations in results, the published expectations of analysts and announcements by our competitors and us. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many technology companies and that have often been unrelated to the operating performance of such companies. The price of our securities may also be affected by general global, economic and market conditions. While we cannot predict the individual effect that these and other factors may have on the price of our securities, these factors, either individually or in the aggregate, could result in significant variations in the price of our common stock during any given period of time. These fluctuations in our stock price also impact the market price of the notes and our outstanding convertible securities and the likelihood of the convertible securities being converted into equity. If our stock price is below the effective conversion price (based on the then applicable conversion rate) of our convertible notes on the date of maturity, holders may not convert them into equity and we may be required to repay the principal amount of the convertible securities for cash. However, in the event they do not convert to equity, we believe that our current cash position and expected future operating cash flows will be adequate to meet these obligations as they mature.

     The rating on our notes may decrease or our notes may receive a lower rating than anticipated. Our notes have been rated by Standard & Poor’s and one or more other rating agencies may rate the notes. If Standard and Poor’s decreases the rating on our notes or if one or more rating agencies assign the notes a rating lower than expected by investors, the market prices of the notes and our common stock would be materially and adversely affected.

     There may be no public market for the notes. There is no established public trading market for the notes. At the time of the original issuance of the notes in a private placement in May 2003, Morgan Stanley & Co. Incorporated, the initial purchaser of the notes, advised us that it intended to make a market in the notes. However, the initial purchaser is not obligated to do so and may discontinue its market-making activities at any time without notice. Consequently, we cannot be sure that any market for the notes will develop, or if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

FORWARD-LOOKING STATEMENTS

          Some of the statements contained in this prospectus, including the documents incorporated herein by reference, are forward-looking statements, including but not limited to those specifically identified as such, that involve risks and uncertainties. The statements contained herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “intends,” “projects,” “predicts,” “target,” “goal,” “objectives,” “potential,” or “continue” or the negative of these terms or other comparable terminology. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Risks and uncertainties that may affect our results include, among others:

•	fluctuations in timing and volumes of customer demand;

•	the rate of depletion of customer inventory buildup;

•	our achievement of revenue objectives and other financial targets;

•	the development of new products;

•	the timing and success of new product introductions;

•	the continued availability of appropriate levels of manufacturing capacity;

•	the realization of benefits from our strategic relationships;

•	competing technologies, R&D investments, products and other competitive factors;

•	disruptions in general economic activity due to worsening global business and geopolitical conditions;

•	the extent to which we may not realize the cost savings we expect from the reduction in workforce and operating expenses;

•	the cyclical nature of the semiconductor industry and the markets addressed by our products; and

•	the unpredictability of the economy and other factors beyond our control.

USE OF PROCEEDS

          We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock issuable upon conversion of the notes.

DESCRIPTION OF THE NOTES

          We issued the notes under an indenture dated as of May 16, 2003, between us, as issuer, and U.S. Bank National Association, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. You may request a copy of the indenture and the registration rights agreement from the trustee.

          The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, which has been filed as an exhibit to this registration statement. We urge you to read the indenture because it defines your rights as a holder of the notes.

          As used in this “Description of the Notes” section, references to “LSI,” “we,” “our” or “us” refer solely to LSI Logic Corporation and not to our subsidiaries.

General

          The notes are general, unsecured obligations of LSI Logic Corporation. The notes are subordinated to all existing and future senior indebtedness as described under “Subordination.” The notes are convertible into our common stock as described under “Conversion of Notes.”

          The notes are limited to $350,000,000 aggregate principal amount. The notes will be issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on May 15, 2010 unless earlier converted or repurchased at your option upon a fundamental change.

          Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

          You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “ — Repurchase at Option of the Holder.”

          We will pay interest on May 15 and November 15 of each year to record holders at the close of business on the preceding May 1 and November 1 as the case may be; provided, however, in case you convert any of your notes into common stock during the period after any record date but prior to the next interest payment date, one of the following will occur:

•	we will not be required to pay interest on the interest payment date if the note is to be repurchased in connection with a fundamental change on a repurchase date that occurs during this period; or

•	if otherwise, any note not subject to repurchase that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See the subsection entitled “ — Conversion of Notes” below for more information.

          We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. We may pay interest either:

•	by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $10 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

          However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion of Notes

          You may convert your notes, in whole or in part, into common stock prior to the close of business on the final maturity date of the notes, subject to prior repurchase of the notes. If you have submitted your notes for repurchase upon a fundamental change, you may convert your notes only if you withdraw your repurchase election in accordance with the indenture. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes not subject to repurchase are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default in the payment of interest exists at the time of conversion.

          The initial conversion rate for the notes is 74.5156 shares per $1,000 principal amount of the notes (representing an initial conversion price of approximately $13.42), subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the closing price of the common stock on the trading day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

          To convert interests in a global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a definitive note into common stock, you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

          The date you comply with these requirements is the conversion date under the indenture.

          We will adjust the conversion rate if any of the following events occurs:

          (1) we issue common stock as a dividend or distribution on our common stock;

          (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock;

          (3) we subdivide or combine our common stock;

          (4) we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities, but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	cash distributions listed in (5) below;

          If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours and do not elect to reserve such securities on a pro rata basis for the benefit of holders of notes described below, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

          (5) we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock, to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

•	the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock; and

•	2.0% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

          If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

          (6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

          (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

          However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

          To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described under the (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

          In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

          If we distribute shares of common stock of a subsidiary of ours to all holders of our common stock, we may elect to reserve the pro rata portion of such shares for the benefit of the holders of notes in lieu of adjusting the conversion rate pursuant to (4) above with respect to the description of conversion rate adjustments.

          You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “United States Federal Income Tax Consequences.”

          We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. For more information regarding tax considerations, see the section entitled “United States Federal Income Tax Consequences” below.

          We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than one percent of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Redemption by LSI Logic

          We may not redeem the notes at any time prior to their maturity.

          No sinking fund is provided for the notes.

Repurchase at Option of the Holder

          If a fundamental change of our company occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be subject to repurchase in integral multiples of $1,000 principal amount.

          We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

          We will mail to all record holders a notice of a fundamental change of our company within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to submit your notes for repurchase, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer.

          A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

          We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

          These fundamental change repurchase rights could discourage a potential acquiror of LSI. However, this fundamental change repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of LSI by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

          We may be unable to repurchase the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Subordination

          The indebtedness evidenced by the notes is subordinated to the extent provided in the indenture to the prior payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness.

          Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, payments on the notes will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness.

          In the event of any acceleration of the notes because of an event of default, holders of any senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment or distribution.

          We are required to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

          As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors.

          We may also not make payment on the notes if:

•	a default in the payment of senior indebtedness occurs and is continuing beyond any grace period,

•	any other default occurs and is continuing with respect to designated senior indebtedness that permits holders or their representatives of designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the indenture, or

•	any judicial proceeding shall be pending with respect to any payment default or non-payment default.

          We may and shall resume payments on the notes:

•	in case of a payment default, the date on which the default is cured or waived or ceases to exist and

•	in case of a nonpayment default, the date on which the default is cured or waived or ceases to exist or 179 days after the receipt of the payment blockage notice.

          No new payment blockage period may start unless 365 days have elapsed from the effectiveness of the prior payment blockage notice.

          No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

          The subordination provisions will not prevent the occurrence of any event of default under the indenture.

          If the trustee, any paying agent or any holder receives any payment or distribution of assets in contravention of these subordination provisions before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the holders of senior indebtedness to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

          The notes are obligations exclusively of LSI. Since a substantial portion of our operations are conducted through subsidiaries, our cash flow and our ability to service debt, including the notes, are dependent in part upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to us. The payment of dividends and the making of loans and advances by our subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

          As of December 31, 2003, we had approximately $567,000 of indebtedness outstanding that would have constituted senior indebtedness, and our subsidiaries had approximately $125 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (including trade and other payables, but excluding intercompany liabilities). Additionally, as of December 31, 2003, we had approximately $490 million of outstanding notes that have substantially the same subordination provisions as the notes registered by the registration statement related to this prospectus. The indenture will not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur assume or guarantee, nor will the indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee.

          “designated senior indebtedness” means senior indebtedness that expressly provides that it is “designated senior indebtedness.”

          “indebtedness” means:

          (1) all obligations

•	for borrowed money,

•	evidenced by a note, debenture, bond or written instrument,

•	in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet,

•	all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and as a result guarantee a minimum residual value of the leased property to the lessor and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase such leased property, and

•	in respect of letters of credit, local guarantees or bankers’ acceptances;

          (2) all obligation of others of the type described in clause (1) above or clause (3), (4) or (5) below assumed by or guaranteed or in effect guaranteed by such person;

          (3) all obligations secured by a mortgage, pledge or similar arrangement encumbering property or assets as reflected as debt on the company’s balance sheet;

          (4) all obligations under interest rate and currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; and

          (5) all deferrals or renewals of (1) through (4) above.

          “senior indebtedness” means the principal, premium, if any, and interest, including bankruptcy interest and fees, and rent payable on all our indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all renewals or extensions.

          However, senior indebtedness does not include:

•	indebtedness evidenced by the notes;

•	our 4 1/4% Convertible Subordinated Notes due 2004;

•	our 4% Convertible Subordinated Notes due February 15, 2005;

•	our 4% Convertible Subordinated Notes due 2006;

•	indebtedness to any of our subsidiaries, except it if is pledged as security for any senior indebtedness;

•	our accounts payable to trade creditors arising in the ordinary course of business; and

•	any indebtedness that expressly provides that it shall not be senior in right of payment to, or on the same basis with, or is subordinated to or junior to, the notes.

Merger and Sale of Assets

          The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor entity assumes all of our obligations under the notes and the indenture; and

•	we or the successor entity will not be in default under the indenture immediately after the transaction.

          When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

          The following are events of default under the indenture:

•	our failure to pay principal or premium, if any, when due upon repurchase or otherwise on the notes;

•	our failure to pay any interest and additional interest, if any, on the notes, when due and such failure continues for a period of 30 days;

•	our failure to perform or observe any of the covenants in the indenture for 60 days after notice; or

•	certain events involving our bankruptcy, insolvency or reorganization.

          The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, if any, interest or additional interest, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

          If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and additional interest, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency, the principal, premium, if any, and accrued interest and additional interest, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or additional interest, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

          The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

          No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

          We will furnish the trustee an annual statement by our officers as to whether or not we have complied with our obligations under the indenture.

Modification and Waiver

          The consent of the holders of majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest of any note;

•	reduce the principal amount or premium of any note;

•	adversely change our obligation to repurchase any note upon a fundamental change;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	modify the subordination provisions of any note in a manner materially adverse to the holders;

•	impair the right of a holder to convert any note;

•	reduce the quorum or voting requirements under the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

          We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

          The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

     Global Note, Book-Entry Form

          The notes are evidenced by one global note. We have deposited the global note with DTC and registered the global note in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

          Holders may hold their interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in a global note to such persons may be limited.

          Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

          We will pay interest on and the repurchase price of a global note to Cede & Co. as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

          We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

          Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

          Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in a global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

          DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

          DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

          DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Registration Rights

          In connection with the initial private placement of the notes, we entered into a registration rights agreement with the initial purchaser for the benefit of the holders of the notes. Pursuant to the agreement, we agreed to, at our expense:

•	file with the SEC not later than the date 90 days after the earliest date of original issuance of any of the notes, a registration statement on such form as we deem appropriate covering resales by holders of all notes and the common stock issuable upon conversion of the notes;

•	use our reasonable efforts to cause such registration statement to become effective no later than 180 days after the earliest date of original issuance of any of the notes; and

•	use our reasonable efforts to keep the registration statement effective until the earliest of:

(1)	two years after the last date of original issuance of any of the notes;

(2)	the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

(3)	the date when all of the notes and the common stock issuable upon conversion of the notes of those holders that complete and deliver in a timely manner the selling securityholder election and questionnaire described below are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement.

          We have filed this registration statement to meet our obligations under the registration rights agreement. We have mailed a notice of registration statement and selling securityholder notice and questionnaire to each holder to obtain certain information regarding the holder for inclusion in the prospectus. To be named as selling holders in this prospectus at the time of effectiveness, holders must have completed and delivered the questionnaire within 20 business days of the date of the questionnaire. Holders that did not complete and deliver this questionnaire in a timely manner were not named as selling securityholders in the prospectus and therefore are not permitted to sell any of their securities pursuant to the shelf registration statement. However,

•	upon request from a holder that did not return a notice and questionnaire on a timely basis, we will deliver a notice and questionnaire to such holder, and

•	upon receipt of a properly completed notice and questionnaire from such a holder, we shall use our reasonable efforts to add such holder to the shelf registration statement as selling securityholder by means of a pre-effective amendment or, if permitted by the SEC, by means of a prospectus supplement; provided that any such failure to file such pre-effective amendment or prospectus supplement will not result in the payment of additional interest to such holder.

          In connection with the filing of the shelf registration statement, we will:

•	provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement;

•	notify each such holder when the shelf registration statement has become effective; and

•	take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes.

          Each holder who sells securities pursuant to the shelf registration statement generally will be:

•	required to be named as a selling holder in the related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

          Each holder must notify us not later than five business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder’s use of the prospectus for a period or periods not to exceed an aggregate of 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

•	the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

          If the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. We need not specify the nature of the event giving rise to the suspension or extension in any notice to holders of notes of the existence of such a suspension or any extension. Each holder, by its acceptance of the notes, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

          Upon the initial sale of notes or common stock issued upon conversion of the notes, each selling holder will be required to deliver a notice of such sale, in substantially the form attached as an exhibit to the indenture, to the trustee and us. The notice will, among other things:

•	identify the sale as a transfer pursuant to the shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•	certify that the selling holder and the aggregate principal amount of notes or number of shares, as the case may be, owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

          If,

•	the shelf registration statement has not been filed prior to or on the 90th day following the earliest date of original issuance of any of the notes, or

•	the shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the notes (the “effectiveness target date”); or

•	at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 90th day, as the case may be (or any applicable extension thereof) (each, a “registration default”), then additional interest will accrue on the notes that are registrable securities from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional interest will be paid semiannually in arrears, with the first semiannual payment due on each May 15 and November 15, and will accrue at a rate per year equal to:

•	0.25% of the principal amount of a note to and including the 90th day following such registration default; and

•	0.50% of the principal amount of a note from and after the 91st day following such registration default.

          In no event will additional interest accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its notes that are registrable securities into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted to the extent such shares are registrable securities. A holder will not be entitled to additional interest unless it has provided all information requested by the questionnaire prior to the deadline. You will not have any remedy other than to receive such additional interest if we fail to meet any of our obligations under the registration rights agreement.

Information Concerning the Trustee

          We have appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

          The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. While the trustee and its affiliates currently do not have any conflicting interest with us, the trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

DESCRIPTION OF CAPITAL STOCK

          Our authorized capital stock consists of 1,300,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

          As of March 11, 2004, there were 378,904,398 shares of our common stock outstanding. Each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Our certificate of incorporation provides that at all elections of directors, each holder of stock shall be entitled to cumulative voting. The holder may cast all of these votes for a single candidate or may distribute them among the number of directors to be elected. Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends subject to preferences that may be applicable to the holders of preferred stock. Upon liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of liabilities, subject to prior distribution rights of preferred stock. The holders of common stock have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock.

          All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

          As of March 11, 2004, no shares of preferred stock were issued and outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the following rights, preferences, privileges and restrictions of the preferred stock without further vote or action by our stockholders:

•	dividend rights and rates,

•	terms of conversion, voting rights, terms of redemption, liquidation preferences,

•	the number of shares constituting any series or the designation of such series.

          Preferred stock could be issued quickly with terms calculated to delay or prevent a change in control and may adversely affect the voting and other rights of the holders of common stock. Except in accordance with the rights plan described below, we have no present plans to issue any shares of preferred stock.

Preferred Shares Rights Plan

          On November 16, 1988, our board of directors authorized a dividend distribution of one share purchase right for each share of common stock outstanding as of the close of business on December 15, 1988 and each future share of common stock. The Amended and Restated Preferred Shares Rights Agreement dated November 20, 1998, as amended, between us and Equiserve Trust Company, N.A., as rights agent, provides, among other things, that after a distribution date, each right entitles the registered holder to purchase from us 1/1000 of a share of our Series A participating preferred stock, $0.01 par value, initially at a price of $100.00.

          The rights will expire ten years after the date of issuance, or December 15, 2008, unless earlier redeemed, and will become exercisable and transferable separately from the common stock following the tenth day after a person or group:

•	acquires beneficial ownership of 20% or more of our common stock,

•	announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 20% or more of our common stock, or

•	a later date after the occurrence of an event described in the two bullet points above as may be determined by a majority of directors not affiliated with the acquiring group or person.

          If (a) an acquiror obtains 20% or more of our common stock, (b) an acquiring entity combines with us in a transaction in which we are the surviving company and our common stock remains outstanding and unchanged or (c) we effect or permit certain “self-dealing” transactions with an owner of 20% or more of our common stock or its affiliates or associates, then each right will entitle the holder to purchase, at the then-current purchase price, a number of shares of common stock having a then-current market value of twice the purchase price.

          If (x) we merge into another entity, (y) an acquiring entity merges into us and our common stock is changed into or exchanged for other securities or assets or (z) we sell more than 50% of our assets or earning power, then each right will entitle the holder to purchase, at the then-current purchase price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the purchase price.

          The Series A participating preferred purchasable upon exercise of the rights will be nonredeemable and junior to any other series of our preferred stock. Each share of Series A participating preferred will have a preferential cumulative quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of common stock. In the event of liquidation, the holders of Series A participating preferred will receive a preferred liquidation payment equal to 1,000 times the aggregate amount to be distributed per share to the holders of shares of common stock plus accrued dividends. Following payment of the Series A liquidation preference, and after the holders of shares of common stock shall have received an amount per share equal to the quotient obtained by dividing the Series A liquidation preference by 1,000, the holders of Series A participating preferred and holders of common stock will share ratably and proportionately the remaining assets to be distributed in liquidation. Each share of Series A participating preferred will have 1,000 votes and will vote together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged for or changed into other securities, cash and/or other property, each share of Series A participating preferred will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

          Although the rights should not interfere with a business combination approved by the board of directors in the manner set forth in the rights plan, they may cause substantial dilution to a person or group that attempts to acquire control without approval by the board.

Delaware General Corporation Law Section 203

          We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner described below.

          The Section 203 restrictions do not apply if:

          (1) the business combination or transaction is approved by our board of directors before the date the interested stockholder obtained the status,

          (2) upon consummation of the transaction which resulted in the stockholder obtaining the status, the stockholder owned at least 85% of the shares of stock entitled to vote in the election of directors, the “voting stock.” The 85% calculation does not include those shares:

•	owned by directors who are also officers of the target corporation, and

•	held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer, or

          (3) on or after the date the interested stockholder obtained its status, the business combination is approved by our board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

          Generally, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to LSI Logic Corporation. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Charter and Bylaw Provisions

          Our charter and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders as follows:

•	our charter provides for cumulative voting at all elections of directors,

•	our board has the power to establish the rights, preferences and privileges of authorized and unissued shares,

•	our charter limits the liability of our directors, in their capacity as directors but not in their capacity as officers, to LSI Logic Corporation or its stockholders to the fullest extent permitted by Delaware law.

Indemnification Arrangements

          Our bylaws provide that our directors, officers and agents shall be indemnified against expenses, including attorneys’ fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such, if such director, officer or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of LSI Logic Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

          We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of LSI, arising out of such person’s services as a director or officer of LSI, any subsidiary of LSI or any other company or enterprise to which the person provides services at the request of LSI.

Change of Control Agreements

          We have entered into certain severance agreements with each of our executive officers providing for the acceleration of unvested options held by such executive officers and the payment of certain lump sum amounts and benefits upon an involuntary termination at any time within twelve (12) months after a change of control.

          A “change of control” is defined as

•	the consummation of a merger or consolidation with any other corporation, other than a merger or consolidation in which we are the surviving entity,

•	the approval by our shareholders, or if shareholder approval is not required, by our board of directors, of a plan of liquidation or an agreement for the sale or disposition by us of all or substantially all of our assets,

•	any person becoming the beneficial owner, as defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, of 50% or more of our total outstanding voting securities,

•	a change in the composition of our board of directors, a result of which fewer than a majority of our directors are incumbent directors, where “incumbent directors” means directors who either (A) are our directors as of November 20, 2003, or (B) are elected, or nominated for election, to the board with the affirmative votes of at least a majority of those directors whose election or nomination was not in connection with any transactions described in the three bullet points listed above, or in connection with an actual or threatened proxy contest relating to the election of our directors, and

•	LSI Logic Storage Systems ceases to be a subsidiary of the Company due to a sale of LSI Logic Storage Systems to a third party. However, a change in control does not include the initial public offering of any class of securities of LSI Logic Storage Systems, or any event or series of events through which we cease to own a majority of the total voting power represented by the voting securities of LSI Logic Storage Systems through a sale of LSI Logic Storage Systems securities to the public.

          Our successors shall be bound under the change of control severance agreements.

          The change of control severance agreements terminate on November 20, 2008.

Transfer Agent and Registrar

          The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

          This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service might interpret the existing authorities differently, in either case possibly with retroactive effect, in which event the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. The summary generally applies only to “U.S. Holders” that purchase notes in the initial offering at their issue price and hold the notes or common stock as “capital assets” (generally, for investment). For this purpose, U.S. Holders include citizens or residents of the United States, corporations organized under the laws of the United States or any state, and estates the income of which is subject to U.S. Federal income taxation regardless of source. Trusts are U.S. Holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons. Special rules apply to nonresident alien individuals and foreign corporations or trusts (“Non-U.S. Holders”). This summary describes some, but not all, of these special rules. If a partnership or other flow-through entity holds a note (or common stock acquired upon conversion of a note), the tax treatment of a partner in the partnership or an owner of the entity will generally depend upon the status of the partner or other owner and the activities of the partnership or other entity. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws on U.S. Holders or the effects of any applicable foreign, state, or local laws.

          Investors considering the purchase of notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

     Taxation of Interest

          U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. We believe that the notes will not be issued with original issue discount. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay additional interest, U.S. Holders would be required to recognize additional interest income.

     Sale, Exchange or Redemption of the Notes

          A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption (including any repurchase by us upon a fundamental change) or exchange other than a conversion of the note into common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

     Conversion of the Notes

          A U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder’s aggregate basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note. The holder’s holding period for the stock will include the period during which he held the note.

     Dividends

          If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it will generally be able to claim a deduction equal to a portion of any dividends received.

          The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

     Sale of Common Stock

          A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

Special Tax Rules Applicable to Non-U.S. Holders

     Taxation of Interest

          Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that

•	owns, directly or indirectly, at least 10 percent of our voting stock, or

•	is a “controlled foreign corporation” that is related to us.

          In general, a foreign corporation is a controlled foreign corporation if more than 50 percent of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10 percent of the corporation’s voting stock. Even if the portfolio interest exception does not apply, payments of interest to a Non-U.S. holder may not be subject to withholding tax at a 30 percent rate, or may be subject to withholding tax at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. holder’s country of residence.

          The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form under penalties of perjury to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

     Sale, Exchange or Redemption of Notes

          Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business,

•	the Non-U.S. Holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates, or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) (described below) treat the gain as effectively connected with a U.S. trade or business.

          The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

     Conversion of the Notes

          A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder’s receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See “ — Special Tax Rules Applicable to Non-U.S. Holders — Sale of Common Stock,” below.

     Dividends

          Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note will generally be subject to U.S. withholding tax at a 30 percent rate. Constructive dividends resulting from a change, or failure to change, the conversion price of notes would probably also be subject to withholding tax. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under “Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest.”

     Sale of Common Stock

          Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under “Special Tax Rules Applicable to Non-U.S. Holders — Sale, Exchange or Redemption of Notes.”

     Income or Gains Effectively Connected With a U.S. Trade or Business

          The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable tax treaty might provide for a lower rate.

     U.S. Federal Estate Tax

          The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under “ — Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest.” Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

     Backup Withholding and Information Reporting

          The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 30.5 percent but will be reduced in stages, down to 28 percent at the beginning of 2006. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

          Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

          The information reporting and backup withholding rules do not apply to payments that are subject to the 30 percent withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to Non-U.S. Holders of dividends on common stock, or interest on notes, will generally not be subject to information reporting or backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “ — Special Rules Applicable to Non-U.S. Holders — Taxation of Interest.”

          Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

          Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

          Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder provided the required information is furnished to the IRS.

          The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, and disposing of our notes or common stock, including the consequences of any proposed change in applicable laws.

SELLING SECURITYHOLDERS

          We originally issued the notes in a private placement to the initial purchaser, Morgan Stanley & Co. Incorporated, in May 2003. The initial purchaser resold the notes to purchasers, including the selling securityholders listed below, in transactions exempt from registration pursuant to Rule 144A. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

          The following table contains information as of April 21, 2004 with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

	Principal Amount		Number of
	at Maturity of		Shares of
	Notes Beneficially	Percentage of	Common Stock	Percentage of
	Owned That May	Notes	That May Be	Common Stock
Name	Be Sold	Outstanding	Sold (1)	Outstanding (2)
Akela Capital Master Fund, Ltd. (3)	$10,000,000	2.9%	745,156	*
American AAdvantage Funds (4)	$228,000	*	16,989	*
American Skandia Trust (5)	$1,500,000	*	111,773	*
Argent Classic Convertible Arbitrage Fund II, L.P. (23)	$700,000	*	52,160	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. (20)	$6,600,000	1.9%	491,802	*
Argent Classic Convertible Arbitrage Fund LP (23)	$2,300,000	*	171,385	*
Argent LowLev Convertible Arbitrage Fund Ltd. (23)	$7,400,000	2.1%	551,415	*
Argent LowLev Convertible Arbitrage Fund LLC (54)	$1,500,000	*	111,773	*
Argent LowLev Convertible Arbitrage Fund II, LLC (54)	$200,000	*	14,903	*
Arkansas PERS (32)	$785,000	*	58,494	*
Associated Electric & Gas Insurance Services Limited (4)	$300,000	*	22,354	*
Astrazeneca Holding Trust (32)	$355,000	*	26,453	*
Boilermakers Blacksmith Pension Trust (32)	$825,000	*	61,475	*
CALAMOS Convertible Growth and Income Fund – CALAMOS Investment Trust (4)	$23,000,000	6.6%	1,713,858	*
CALAMOS Convertible Portfolio – CALAMOS Advisors Trust (4)	$185,000	*	13,785	*
Castle Convertible Fund, Inc.	$500,000	*	37,257	*
Chrysler Corporation Master Retirement Trust (40)	$1,540,000	*	114,754
CIBC World Markets Corp. (18)	$400,000	*	29,806	*
Class C Trading Company, Ltd. (54)	$600,000	*	44,709	*
Clinton Multistrategy Master Fund, Ltd. (46)	$6,395,000	1.8%	476,527	*
Clinton Riverside Convertible Portfolio Limited (46)	$20,605,000	5.9%	1,535,393	*
CNH CA Master Account, L.P. (31)	$1,000,000	*	74,516	*
Context Convertible Arbitrage Fund, LP (25)	$1,875,000	*	139,716	*
Context Convertible Arbitrage Offshore Ltd. (25)	$3,125,000	*	232,861	*
Convertible Securities Fund (6)	$80,000	*	5,961	*
DBAG London (26)	$2,200,000	*	163,934	*
DB Equity Opportunities Master Portfolio Ltd. (30)	$3,000,000	*	223,546	*
DEAM Convertible Arbitrage (30)	$1,500,000	*	111,773	*
Delta Airlines Master Trust – CV (40)	$640,000	*	47,689	*
Delta Pilots Disability and Survivorship Trust – CV (40)	$310,000	*	23,099	*
Deutsche Bank Securities Inc. (27)	$5,400,000	1.5%	402,384	*
Dorinco Reinsurance Company (4)	$770,000	*	57,377	*
Duke Endowment (32)	$160,000	*	11,922	*
Excelsior Master Fund L.P. (53)	$650,000	*	48,435	*
Fuji US Income Open (5)	$2,000,000	*	149,031	*
Gaia Offshore Master Fund Ltd. (34)	$3,200,000	*	238,449	*

	Principal Amount		Number of
	at Maturity of		Shares of
	Notes Beneficially	Percentage of	Common Stock	Percentage of
	Owned That May	Notes	That May Be	Common Stock
Name	Be Sold	Outstanding	Sold (1)	Outstanding (2)
Geode U.S. Convertible Arbitrage Fund, a series of Geode Investors, LLC (35)	$4,000,000	1.1%	298,062	*
Goldman Sachs & Co. (45)	$21,590,000	6.2%	1,608,791	*
Goldman Sachs & Co. Profit Sharing Master Trust (7)	$171,000	*	12,742	*
Goldman, Sachs International (47)	$7,500,000	2.1%	558,867	*
Guggenheim Portfolio Co. XV, LLC (51)	$1,000,000	*	74,515	*
HFR CA Global Select Master Trust Account (23)	$200,000	*	14,903	*
HFR TQA Master Trust c/o TQA Investors, LLC (9)	$334,000	*	24,888	*
ICI American Holdings Trust (32)	$215,000	*	16,020	*
Jefferies & Co. Inc.	$2,000,000	*	149,031	*
JMG Capital Partners LP (28)	$14,000,000	4.0%	1,043,218	*
JMG Triton Offshore Fund, LTD (29)	$14,000,000	4.0%	1,043,218	*
JP Morgan Securities Inc. (18)	$2,025,000	*	150,894	*
KBC Financial Products [Cayman Islands] Ltd. (8)	$5,350,000	1.5%	398,658	*
KBC Financial Products USA Inc. (39)	$305,000	1.5%	22,727	*
LDG Limited (9)	$860,000	*	64,083	*
Lehman Brothers Inc. (10)	$2,600,000	*	193,740	*
Lexington Vantage Fund c/o TQA Investors, LLC (9)	$168,000	*	12,518	*
Lord Abbett Bond Debenture Fund (5)	$20,000,000	5.7%	1,490,312	*
Lord Abbett Series Fund – America’s Value Portfolio (5)	$20,000	*	1,490	*
Lord Abbett Investment Trust – LA Convertible Fund (5)	$820,000	*	61,102	*
Lord Abbett America’s Value Fund (5)	$350,000	*	26,080	*
Lord Abbett Series Fund – Bond Debenture Portfolio (5)	$500,000	*	37,257	*
Louisiana CCRF (32)	$170,000	*	12,667	*
Lyxor/Gaia II Fund (34)	$700,000	*	52,160	*
Lyxor Master Fund (54)	$2,100,000	*	74,515	*
Met Investor Series Trust – America’s Value (5)	$50,000	*	3,725	*
Met Investor Series Trust – Bond Debenture (5)	$4,000,000	1.1%	298,062	*
MFD Total Return Fund, a Series of Series Trust V (48)	$1,400,000	*	104,321	*
Microsoft Corporation (40)	$1,015,000	*	75,633	*
Mill River Master Fund L.P. (19)	$1,000,000	*	74,515	*
MLQA Convertible Securities Arbitrage (42)	$5,000,000	1.4%	372,578	*
Morgan Stanley Convertible Securities Trust (44)	$2,400,000	*	178,837	*
Motion Picture Industry Health Plan – Active Member Fund (40)	$165,000	*	12,295	*
Motion Picture Industry Health Plan – Retiree Member Fund (40)	$105,000	*	7,824	*
MSD TCB, LP (22)	$15,000,000	3.8%	1,117,734	*
Nations Convertible Securities Fund (5)	$7,920,000	2.3%	590,163	*
OCM Convertible Trust (40)	$1,270,000	*	94,634	*
OZ Convertible Master Fund, Ltd. (11)	$617,000	*	45,976	*
OZ MAC 13 Ltd. (11)	$195,000	*	14,530	*
OZ Master Fund, Ltd. (11)	$9,017,000	2.6%	671,907	*
Oppenheimer Convertible Securities Fund (12)	$6,000,000	1.7%	447,093	*
Pacific Life Insurance Company (13)	$1,500,000	*	111,773	*
Partner Reinsurance Company Ltd. (40)	$545,000	*	40,611	*
Phoenix/Lord Abbett Bond Debenture Fund (5)	$100,000	*	7,451	*
Pioneer U.S. High Yield Corp. Bond Sub Fund (14)	$5,000,000	1.4%	372,578	*
Pioneer High Yield Fund (14)	$35,600,000	10.2%	2,652,755	*
Quattro Fund Ltd. (36)	$3,600,000	1.0%	268,256	*
Qwest Occupational Health Trust (40)	$155,000	*	11,549	*
Ram Trading LTD (38)	$9,500,000	2.7%	707,898	*
Ramius, LP (52)	$200,000	*	14,902	*
RCG Baldwin, LP (52)	$800,000	*	59,612	*
RCG Latitude Master Fund, LTD (52)	$2,000,000	*	149,031	*
RCG Multi Strategy Master Fund, LTD (52)	$5,000,000	1.4%	372,578	*

	Principal Amount		Number of
	at Maturity of		Shares of
	Notes Beneficially	Percentage of	Common Stock	Percentage of
	Owned That May	Notes	That May Be	Common Stock
Name	Be Sold	Outstanding	Sold (1)	Outstanding (2)
Recon Arbitrage Master Fund, Ltd. (49)	$3,000,000	*	223,546	*
Roszel/Lord Abbett Bond Debenture Portfolio (5)	$100,000	*	7,451	*
S.A.C. Capital Associates, LLC (15)	$2,000,000	*	149,031	*
Sagamore Hill Hub Fund Ltd. (16)	$7,000,000	2.0%	521,609	*
Salomon Brothers Asset Management, Inc.	$10,000,000	2.9%	745,156	*
SCI Endowment Care Common Trust Fund – First Union (4)	$35,000	*	2,608	*
SCI Endowment Care Common Trust Fund – National Fiduciary Services (4)	$158,000	*	11,773	*
SCI Endowment Care Common Trust Fund – Suntrust (4)	$81,000	*	6,035	*
SCI Endowment Care Common Trust Fund – Wachovia	$35,000	*	2,608	*
SEI Private Trust Company (4)	$438,000	*	32,637	*
Silver Convertible Arbitrage Fund, LDC (54)	$600,000	*	44,709	*
Silverback Master, LTD (17)	$42,000,000	12.0%	3,129,655	*
Sphinx Fund c/o TQA Investors, LLC (9)	$422,000	*	31,445	*
State Employees’ Retirement Fund of the State of Delaware (40)	$715,000	*	53,278	*
Syngeta AG (32)	$245,000	*	18,256	*
Teachers Insurance and Annuity Association of America (33)	$12,000,000	3.4%	894,187	*
TCW Group, Inc. (41)	$6,900,000	2.0%	514,157	*
TQA Master Fund, Ltd. (9)	$8,116,000	2.3%	604,768	*
TQA Master Plus Fund, Ltd. (9)	$9,802,000	2.8%	730,401	*
Tredia Performance Fund Limited (23)	$200,000	*	14,903	*
UBS Securities LLC (18)	$3,000,000	*	223,546	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Ltd. (37)	$7,750,000	2.2%	577,495	*
US Bancorp Piper Jaffray (18)	$8,000,000	2.3%	596,125	*
Van Kampen Harbor Fund (50)	$3,600,000	1.0%	268,256	*
Van Kampen Convertible Securities Fund, Inc. (40)	$9,290,000	2.7%	692,249	*
Vanguard Convertible Securities Fund, Inc. (40)	$7,860,000	2.2%	585,692	*
Wachovia Capital Markets (43)	$2,750,000	*	204,917	*
Xavex – Convertible Arbitrage 7 Fund c/o TQA Investors, LLC (9)	$1,497,000	*	111,549	*
Xavex Convertible Arbitrage 2 Fund (54)	$500,000	*	29,806	*
Xavex Convertible Arbitrage 5 Fund (51)	$1,000,000	*	29,806	*
Xavex Convertible Arbitrage 10 Fund (23)	$700,000	*	52,160	*
Zurich Institutional Benchmark Management c/o Quattro Fund Ltd. (36)	$900,000	*	67,064	*
Zurich Institutional Benchmark Master Fund LTD (23)	$700,000	*	52,161	*
Zurich Institutional Benchmarks Master Fund LTD c/o TQA Investors, LLC (9)	$1,551,000	*	115,573	*

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 74.5156 shares per $1,000 principal amount of the notes (representing an initial conversion price of approximately $13.42 per share of common stock). However, this conversion price will be subject to adjustment as described under “Description of Notes — Conversion of Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 378,904,398 shares of common stock outstanding as of March 11, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Anthony B. Bosco has voting or investment power over these securities.

(4)	Nick Calamos has voting or investment power over these securities.

(5)	The Lord Abbett Convertible Management Team has voting or investment power over these securities.

(6)	Ed. L. Cassens and Yangang C. Yan have voting or investment power over these securities.

(7)	This securityholder is an affiliate of a registered broker-dealer. Dan S. Och has voting or investment power over these securities.

(8)	This securityholder is an affiliate of the registered broker-dealer KBC Financial Products USA Inc. Mr. Ivan Behder, Managing Director, has voting or investment power over these securities.

(9)	Robert Butman, John Idone, George Esser, Paul Bucci and Bart Tesoriero have voting or investment power over these securities.

(10)	This selling securityholder is a registered broker-dealer. This securityholder acted as underwriter in a previous issuance of the Company’s securities.

(11)	Dan S. Och has voting or investment power over these securities.

(12)	This securityholder is an affiliate of the registered broker-dealer Oppenheimer Funds Distributor Inc.

(13)	Elaine Havens, Rex Olson, Limon Lee and Larry Card have voting or investment power over these securities.

(14)	This securityholder is an affiliate of the registered broker-dealer Pioneer Funds Distributor, Inc.

(15)	Mr. Steven A. Cohen has voting or investment power over these securities.

(16)	S. Scott Roth, Partner and Managing Director, has voting or investment power over these securities.

(17)	Elliot Bossen has voting or investment power over these securities.

(18)	This selling securityholder is a registered broker-dealer.

(19)	This securityholder is an affiliate of the registered broker-dealers MML Distributors, LLC, MML Investors Services, Inc., Oppenheimer Funds Distributor, Inc., Centennial Asset Management Corporation and Babson Securities Corporation.

(20)	Henry Cox and Thomas Marshall have voting or investment power over these securities.

(21)	Nick Calamos has voting or investment power over $1,160,000 of these securities. Ann Houlihan has voting or investment power over $375,000 of these securities.

(22)	Glenn Fuhrman and John Phelan have voting or investment power over these securities.

(23)	Bruce McMahan, Saul Schwartzman and John Gordon have voting or investment power over these securities.

(24)	Eric Grant has voting or investment power over these securities.

(25)	Michael Rosen has voting or investment power over these securities.

(26)	Dan Azzy has voting or investment power over these securities.

(27)	Mike Gunner has voting or investment power over these securities.

(28)	JMG Capital Partners, L.P. is a California limited partnership. Its general partner is JMG Capital Management, LLC, a Delaware limited liability company and an investment adviser registered with the SEC. JMG Capital Management, LLC has voting and dispositive power over JMG Partners’ investments, including the notes and the underlying common stock. The equity interests of JMG Capital Management, LLC are owned by JMG Capital Management, Inc., a Delaware corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital Management, Inc. and has sole investment discretion over JMG Partners’ portfolio holdings.

(29)	JMG Triton Offshore Fund, Ltd. is an international business company under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company. Pacific Assets Management is an investment adviser registered with the SEC and has voting and dispositive power over the Fund’s investments, including the notes and the underlying common stock. The equity interests of Pacific Assets Management are owned by Pacific Capital Management, Inc., a Delaware company and Asset Alliance Holding Corp., a Delaware Company. The equity interests of Pacific Capital Management are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David and Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(30)	Eric Lobben has voting or investment power over these securities.

(31)	CNH Partners, LLC has voting or investment power over these securities. The investment principals for CNH Partners, LLC are Robert Krail, Mark Mitchell and Todd Pulvino.

(32)	Ann Houlihan has voting or investment power over these securities.

(33)	Edward L. Toy has voting or investment power over these securities.

(34)	Promethean Asset Management, LLC, a New York limited liability company, serves as investment manager to Gaia Offshore Master Fund, Ltd. (“Gaia”) and the trading advisor for Lyxor/Gaia II Fund Ltd. (“Lyxor”) and may be deemed to share beneficial ownership of the shares beneficially owned by Gaia and Lyxor. The ownership information for each of these two selling shareholders does not include the ownership information for the other. Promethean disclaims beneficial ownership of the shares beneficially owned by Gaia and Lyxor, and each of Gaia and Lyxor disclaims beneficial ownership of the shares beneficially owned by the other. James F. O’Brien, Jr. indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the shares beneficially owned by Promethean, Gaia and Lyxor.

(35)	Because Geode Investors, LLC is a Delaware limited liability company, no individual or group has voting or investment power over these securities.

(36)	Brian Swain has voting or investment power over these securities.

(37)	Because this selling securityholder is a wholly-owned subsidiary of UBS AG, a Switzerland corporation, no individual or group has voting or investment power over these securities.

(38)	Because Ram Trading LTD is a Cayman Islands corporation, no individual or group has voting or investment power over these securities.

(39)	KBC Financial Products USA Inc. exercises voting and investment control over any shares of common stock issuable upon conversion of the Notes owned by this Selling Securityholder. Mr. Luke Edwards, Managing Director, exercises voting and investment control on behalf of KBC Financial Products USA Inc.

(40)	Oaktree Capital Management LLC is the investment manager of the Selling Securityholder with respect to the aggregate principal amount at maturity set forth next to such Selling Securityholder’s name. Oaktree does not own any equity interest in the Selling Securityholder, but has voting and dispositive power over the aggregate principal amount at maturity set forth next to the Selling Securityholders’ name. Lawrence Keele is a principal of Oaktree and is the portfolio manager for the Selling Securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the Notes held by all Selling Securityholders, except for their pecuniary interest therein.

(41)	Thomas Lyon has voting or investment power over these securities.

(42)	MLIM, LLC has voting or investment power over these securities.

(43)	The selling securityholder is a registered broker-dealer. Eric Grant has voting or investment power over these securities.

(44)	The securities are managed by Morgan Stanley Advisors, which is an affiliate of Morgan Stanley & Co. Incorporated. Morgan Stanley & Co. Incorporated is a registered broker-dealer.

(45)	The selling securityholder is a registered broker-dealer.

(46)	Clinton Group Inc. has voting or investment power over these securities.

(47)	This Selling Securityholder is an affiliate of the registered broker-dealer Goldman, Sachs & Co.

(48)	Kenneth J. Enright, Steve R. Gorham, Constantinos G. Mokas and Lisa B. Nurme have voting or investment power over these securities.

(49)	Robert Friend has voting or investment power over these securities.

(50)	Ellen Gold has voting or investment power over these securities.

(51)	Alex Adair has voting or investment power over these securities.

(52)	Alex Adair has voting or investment power over these securities. This selling securityholder is an affiliate of the registered broke dealer Ramius Securities, LLC.

(53)	Edward E. Lees, James A. White, Jr. and Robert Jordan have voting or investment power over these securities.

(54)	Nathanial Brown and Robert Richardson have voting or investment power over these securities.

          We prepared this table based on the information supplied to us by the selling securityholders named in the table. Information about other selling security holders will be set forth in prospectus supplements or post-effective amendments, if required.

          The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information with respect to which we are given notice will be set forth in prospectus supplements.

          Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Except as otherwise indicated above, to our knowledge, the persons and entities named in the selling securityholder table have sole voting and sole investment power with respect to all securities which they beneficially own.

          None of the selling securityholders who are affiliates of broker-dealers purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

          Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section entitled “Plan of Distribution” for further information.

PLAN OF DISTRIBUTION

          We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

          The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

          If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

          The notes and underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

          These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

          These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

          In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

          To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

          Our common stock is listed on the New York Stock Exchange Composite Tape under the symbol “LSI.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through the New York Stock Exchange. Accordingly, we cannot assure you that the notes will be liquid or that any trading market for the notes will develop.

          There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

          The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

          Any selling securityholder who is a “broker-dealer” will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. To our knowledge, CIBC World Markets Corp., Goldman, Sachs & Co., JP Morgan Securities Inc., Lehman Brothers, Inc., UBS Securities LLC, US Bancorp Piper Jaffray, Van Kampen Harbor Fund and Wachovia Capital Markets LLC are the only selling securityholders who are registered broker-dealers and, as such, they are underwriters of the notes and the underlying common stock within the meaning of the Securities Act. Other than the performance of investment banking, advisory and other commercial services for us in the ordinary course of business, we do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of or board directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders. To our knowledge, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

          Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

          We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

          The validity of the securities offered by this prospectus has been passed upon us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

          The financial statements incorporated in this prospectus by reference to LSI Logic’s Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”), in accordance with the Securities Exchange Act of 1934 (the “Exchange Act”). You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission’s World Wide Web site at http://www.sec.gov.

          The Commission allows us to “incorporate by reference” into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

•	Our Annual Report on Form 10-K filed on March 15, 2004 for the fiscal year ended December 31, 2003.

•	Our Current Report on Form 8-K filed on February 19, 2004.

•	The description of the common stock in our Registration Statement on Form 8-A filed on August 29, 1989, under Section 12(g) of the Exchange Act.

•	The description of our Amended and Restated Preferred Shares Rights Agreement in our Registration Statement on Form 8-A-12G/A filed on December 8, 1998, under Section 12(g) of the Exchange Act.

          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Investor Relations
LSI Logic Corporation
1621 Barber Lane
Milpitas, California 95035
(408) 433-6777

          You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.